Algonquin Power & Utilities Corp. and The Empire District Electric Company
Announce Kansas Corporation Commission Authorization of Merger Transaction

OAKVILLE, ON and JOPLIN, MO – December 22, 2016 – Algonquin Power & Utilities Corp. ("APUC") (TSX: AQN, NYSE: AQN) and The Empire District Electric Company (“Empire”) (NYSE:EDE) announced today that the Kansas Corporation Commission (the “KCC”) has approved the unanimous settlement agreement among Empire, Liberty Sub Corp., and Liberty Utilities (Central) Co. (collectively, the “Joint Applicants”), the KCC Staff and the Citizens’ Utility Ratepayer Board. The KCC order provides, among other things, authorization to consummate the merger (the “Merger”) between Empire and Liberty Sub Corp. in accordance with the terms and conditions of the Agreement and Plan of Merger dated as of February 9, 2016.
Receipt of the KCC’s order completes the final required regulatory approval and accordingly, all conditions precedent to completing the Merger have been fulfilled other than the customary closing conditions. The transaction closing is expected to occur on or about January 1, 2017.
“We are very pleased with the KCC’s approval of APUC’s acquisition of Empire. We recognize and are grateful for the significant efforts of all parties who participated in this regulatory process,” commented Ian Robertson, Chief Executive Officer of APUC. “We are committed to ensuring Empire remains a strong, locally-based, customer focused utility. This transaction combines the strengths of two great companies, and we look forward to pursuing the many opportunities resulting from the merger.”
Brad Beecher, Empire’s President and Chief Executive Officer, added, “With the approval from the KCC we have cleared the final regulatory hurdle necessary to consummate our transaction with APUC. It has taken significant effort of a number of parties to reach this successful conclusion. Empire remains committed to providing reliable and responsible services to our customers, a rewarding environment for our employees, and a continuing level of community support and involvement.”

About Algonquin Power & Utilities Corp.
APUC is a $6.3 billion North American diversified generation, transmission and distribution utility. The distribution business group provides rate regulated water, electricity and natural gas utility services to over 564,000 customers in the United States. The generation business group owns a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,300 MW of installed capacity. The transmission business group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares, preferred shares, and instalment receipts are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, AQN.PR.D, and AQN.IR. APUC’s common shares are also listed on the New York Stock Exchange under the symbol AQN. Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.
About The Empire District Electric Company
Based in Joplin, Missouri, The Empire District Electric Company (NYSE:EDE) is an investor-owned, regulated utility providing electric, natural gas (through its wholly owned subsidiary, The Empire District Gas Company) and water service, with approximately 218,000 customers in Missouri, Kansas, Oklahoma, and Arkansas. A subsidiary of the Company also provides fiber optic services.

Information Concerning Forward-Looking Statements
Certain matters discussed in this press release are “forward-looking statements” within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995 and are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about beliefs, expectations, estimates, projections, goals, forecasts, assumptions, risks and uncertainties, are forward-looking statements. Forward-looking statements are often characterized by the use of words such as “believes,” “estimates,” “expects,” “projects,” “may,” “intends,” “plans,” “anticipates,” “pro forma,” “predicts,” “seeks,” “could,” “would,” “will,” “can,” “continue” or “potential” and the negative of these terms or other comparable or similar terminology or expressions. The forward-looking statements in this press release include, without limitation, statements relating to Liberty Utilities’ proposed acquisition of Empire, regulatory approvals, the completion of the proposed transaction and benefits of the proposed transaction. These statements reflect APUC’s and Empire’s management’s current beliefs and are based on information currently available to APUC management and Empire management. Forward-looking statements involve significant risk, uncertainties and assumptions. Certain factors or assumptions have been applied in drawing the conclusions contained in the forward-looking statements (some of which may prove to be incorrect). APUC and Empire caution readers that a number of factors could cause actual results, performance or achievement to differ materially from the results discussed or implied in the forward-looking statements. Important factors that could cause actual results, performance and achievements to differ materially from those indicated by any such forward-looking statements include risks and uncertainties relating to the following: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; or could otherwise cause the failure of the merger to close; (ii) the risk that a condition to the closing of the proposed transaction may not be satisfied; (iii) the failure to obtain, or to obtain on favorable terms, any financing necessary to complete the merger; (iv) the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the proposed merger; (v) the receipt of an unsolicited offer from another party to acquire assets or capital stock of Empire that could interfere with the proposed merger; (vi) the timing to consummate the proposed transaction; (vii) the costs incurred to consummate the proposed transaction or any financing transaction related to the proposed transaction, or to realize any benefits of the proposed transaction; (viii) the credit ratings of the companies following the proposed transaction; (ix) disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees, regulators or suppliers; (x) the diversion of management time and attention on the transaction; (xi) general worldwide economic conditions and related uncertainties; (xii) the effect and timing of changes in laws or in governmental regulations (including environmental laws and regulations); (xiii) the timing and extent of changes in interest rates, commodity prices and demand and market prices for gas and electricity; and (xiv) other factors discussed or referred to in the “Risk Factors” section of APUC’s most recent Annual Information Form filed with securities regulators in Canada and such other materials that APUC may file in connection with the proposed transaction with securities regulators in Canada or in the “Risk Factors” or “Forward Looking Statements” sections of Empire’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (the SEC) and in subsequently filed Forms 10-Q and 8-K.
Contacts:

INVESTOR RELATIONS Dale Harrington Director of Investor Relations 417-625-4222 dharrington@empiredistrict.com	MEDIA COMMUNICATIONS Julie Maus Director of Corporate Communications 417-625-5101 jmaus@empiredistrict.com
INVESTOR RELATIONS Ian Tharp, CFA Vice President, Investor Relations Algonquin Power & Utilities Corp. 905-465-6770 ian.tharp@APUCorp.com alison.holditch@APUCorp.com	Alison Holditch Investor Relations and Communications Specialist Algonquin Power & Utilities Corp. 905-465-6748 alison.holditch@APUCorp.com